Exhibit 99.2

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 5:00PM New York time on Wednesday, October 5, 2011. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 5:00PM New York time on Wednesday, October 5, 2011. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:
1.	Election of Directors	☐	☐	☐

Nominees

01	Yuan Chun Tang	02	Michael C. Lee	03	Andy C.C. Cheng	04	David Sun	05	Lambert L. Ding
06	Ching Rong Shue	07	Fang Hsiung Cheng	08	Anson Chan	09	Yichin Lee

The Board of Directors recommends you vote FOR proposals 2 through 6:		For	Against	Abstain

2.	Approval of the Minutes of the Prior Meeting.	☐	☐	☐

3.	Approval of the Third Amended and Restated Bye-Laws of the Company.	☐	☐	☐

4.	Approval of Maximum Number of Directors and Reservation of Casual Vacancy.	☐	☐	☐

5.	Approval of the Compensation of Directors.	☐	☐	☐

6.	Re-appointment of Ernst & Young as the Company’s Independent Auditors for the Current Fiscal Year.	☐	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name or names appear on your share certificates or on the books and records of the Company. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in some other fiduciary capacity, please give your full title.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com .

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the “Company”), hereby appoints Mr. Frank Tseng and Elaine Furbert, and each of them individually and acting singly, as Proxies to represent and vote all of the Company’s Common Shares held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the principal executive offices of the Company on October 7, 2011 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time), and at any adjournment or postponement thereof.
Please sign and timely return this card in the enclosed pre-addressed envelope or you may vote by phone (1-800-690-6903) or by internet (www.proxyvote.com). In order to be counted, your vote must be received by 5 p.m. (New York time) on October 5, 2011.
YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND TIMELY RETURN THIS CARD, YOU SUBMIT YOUR VOTE BY PHONE OR BY INTERNET OR YOU ATTEND THE MEETING AND VOTE IN PERSON.
Continued and to be signed on reverse side